Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

December 22, 2022

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Ms. Lisa Larkin

            Mr. David Manion

Re:	Crescent Capital BDC, Inc.

Registration Statement on Form N-14

File No. 333-268153

Ladies and Gentlemen:

This letter is sent on behalf of Crescent Capital BDC, Inc., a Maryland corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated via teleconference to Monica J. Shilling and Erin M. Lett, outside counsel to the Company, on November 18, 2022 and December 5, 2022 regarding the Company’s Registration Statement on Form N-14 (the “Registration Statement”). For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Concurrent herewith, the Company is filing via EDGAR Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement.

FCRD Stockholder Letter

1.

Comment: Please explain supplementally to the Staff (1) the purpose of each step in the Mergers, (2) the legal approvals necessary to consummate each such step (i.e., the vote required of whom and how such vote will be achieved), (3) the implications of each step under the Securities Act and (4) if such step does not require registration under the Securities Act, the basis on which the Company has determined registration is not required.

Please also confirm that none of the steps, individually or collectively, results in any diminution of investor protections under any securities law, including the Investment Company Act.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles     Munich    Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

December 22, 2022

Response: The Company advises the Staff that the Mergers are a two-step transaction whereby the acquirer, the Company, will acquire all of the outstanding shares of FCRD in a stock and cash transaction. The Mergers are being consummated via two steps in order (i) to increase the likelihood that the Mergers, taken together, will qualify as a tax-free reorganization as described in the Registration Statement and (ii) to ameliorate any adverse tax consequences that would apply if the Mergers did not qualify as a tax-free reorganization. Under Internal Revenue Service Revenue Rulings 2001-26, 2001-1 C.B. 1297, and 2001-46, 2001-42 I.R.B. 321, if an integrated transaction such as this combination qualifies as a reorganization, the two steps will be integrated for U.S. federal income tax purposes and treated as a single reorganization. Thus, pursuant to this treatment, the Mergers would be treated as a merger of FCRD with and into the Company for U.S. federal income tax purposes, as Acquisition Sub 2 is a wholly owned subsidiary of the Company and disregarded as a separate entity for U.S. federal income tax purposes.

First Merger

The First Merger is a “reverse triangular” merger of Acquisition Sub, a transitory subsidiary of the Company, with and into FCRD, with FCRD continuing as the surviving company and a wholly owned subsidiary of the Company.

Pursuant the FCRD Certificate of Incorporation, the FCRD Bylaws and the DGCL, the First Merger was approved by the FCRD Board and must be approved by the holders of a majority of the outstanding shares of FCRD Common Stock entitled to vote at the Special Meeting. The First Merger was also approved by the board of directors of Acquisition Sub and the Company as the sole stockholder of Acquisition Sub.

Second Merger

The Second Merger is a merger of FCRD (as the surviving entity of the First Merger) with and into Acquisition Sub 2, with Acquisition Sub 2 continuing as the surviving company and a wholly owned subsidiary of the Company.

The Second Merger was approved by the Company as (1) the sole stockholder of the FCRD following consummation of the First Merger and (2) the sole member of Acquisition Sub 2.

Securities Act Registration

As described in the Registration Statement, upon completion of the First Merger, and subject to the terms and conditions of the Merger Agreement, FCRD Stockholders will receive the CCAP Aggregate Merger Consideration which includes shares of CCAP Common Stock. The shares of CCAP Common Stock to be issued to FCRD Stockholders are being registered pursuant to the Registration Statement.

Protections Available to Investors

The Company does not believe that the consummation of the Mergers will result in a diminution of the protections currently available to FCRD Stockholders under the securities laws, including the Investment Company Act. The Company notes that, at each point during the Mergers where FCRD has third-party stockholders, FCRD is expected to be registered with the Commission as a business development company and therefore will comply with the applicable provisions of the federal securities laws, including the Investment Company Act.

Securities and Exchange Commission

December 22, 2022

While various differences are noted in the Registration Statement under the heading “Comparison of Stockholder Rights,” other than certain supermajority voting requirements described in such section that are found in FCRD’s certificate of incorporation and will no longer apply after the Mergers, there will be substantial similarities between current FCRD Stockholders’ rights after completion of the Mergers and their rights as FCRD Stockholders prior to the Mergers.

The Company notes that as a result of the Mergers, FCRD Stockholders who currently hold registered securities (of FCRD) will continue to hold will hold registered securities (of the Company) after the Mergers.

2.	Comment: Consider disclosing the dilution to CCAP Stockholders and FCRD Stockholders mentioned under “Risk Factors” earlier in the Registration Statement.

Response: As requested the Company has included disclosure regarding the dilution of the voting rights of CCAP Stockholders and FCRD Stockholders earlier in the Amendment under “Summary of the Mergers – Structure of the Mergers.”

Question and Answers about the Mergers

3.

Comment: Please explain whether significant portfolio repositioning will occur either before or after the Mergers and, if so, what the consequences of such repositioning will be (for example, any impact on taxes or fees).

Response: As both the Company and FCRD are primarily invested in first lien loans to sponsor-backed portfolio companies, the Company hereby supplementally confirms that no significant portfolio repositioning is expected to occur prior to the Mergers and that any portfolio repositioning that occurs after the consummation of the Mergers is expected to be in the ordinary course of the Company’s investing activities.

4.

Comment: With respect to the statement under Q: Are the Mergers expected to be taxable to FCRD Stockholders? that “With respect to the CCAP Advisor Cash Consideration, there is limited authority addressing the tax consequences of the receipt of merger consideration from a party other than the acquiror and, as a result, the tax consequences of the receipt of the CCAP Advisor Cash Consideration are not entirely clear”, please supplementally provide an analysis (including appropriate citations) that provides the basis for such view.

Response: With respect to the CCAP Advisor Cash Consideration, there is limited authority addressing the tax consequences of the receipt of merger consideration from a party other than the acquirer and, as a result, the tax consequences of the receipt of the CCAP Advisor Cash Consideration are not entirely clear. Nevertheless, the operative Code provisions, Sections 354 and 356 of the Code, that apply to the receipt of consideration by shareholders in a reorganization do not specify or limit the source from which cash consideration is paid. As a result, we believe a reasonable interpretation of such Code provisions is that such cash consideration is treated as any other cash consideration received by shareholders in a reorganization in respect of stock in a target corporation. This treatment is also consistent with case law, which has treated a payment received from a third party in connection with the sale of property as an adjustment to the sales consideration where the payment was integrally related to the sale. See, e.g., Freedom Newspapers, Inc. v. Commissioner, T.C. Memo 1977-429 and Brown v. Commissioner, 10 B.T.A 1036 (1928); see also Arrowsmith v. Commissioner, 344 U.S. 6 (1952). These authorities provide the basis for the discussion related to the tax consequences of the CCAP Advisor Cash Consideration.

Securities and Exchange Commission

December 22, 2022

Summary of the Mergers

5.	Comment: Please briefly highlight any differences in the investment objectives and policies of the Company and FCRD. See Item 3(b) to Form N-14.

Response: The Company notes that the investment objectives and policies of the Company and FCRD are very similar as both companies invest primarily in first lien loans to sponsor-backed portfolio companies. However, the Company notes that the Company defines “middle-market companies” as companies that have an annual EBITDA of $10 million to $250 million, while FCRD defines middle market companies as companies that have an annual EBITDA generally between $5 million and $25 million. As such, the Company generally invests in larger portfolio companies (as measured by annual EBITDA) than FCRD and has added disclosure regarding this in the Amendment under “Questions and Answers about the Special Meeting – How does CCAP’s investment objective, strategy and risks differ from FCRD’s?”.

6.	Comment: Under “Echelon Acquisition Sub LLC,” please revise the reference to “Acquisition Sub” to be to “Acquisition Sub 2”.

Response: As requested, the Company has corrected the reference in the Amendment.

7.

Comment: Under “Merger Consideration”, if it is possible that any shares of CCAP Common Stock will be issued below Net Asset Value in connection with the Mergers, please clearly disclose such possibility.

Response: The Company hereby confirms that no shares of CCAP Common Stock will be issued below Net Asset Value in connection with the Mergers.

8.

Comment: In connection with the termination fees disclosed under “Termination of the Mergers, Termination Fees and Expense Reimbursement,” please supplementally confirm there currently are no affiliations between FCRD, on the one hand, and the Company and Acquisition Sub 2, on the other hand. Please also supplementally confirm that no termination fee would be payable to the investment adviser of either the Company or FCRD or to an affiliate of either such investment adviser (other than the Company or FCRD, respectively).

Securities and Exchange Commission

December 22, 2022

Response: The Company hereby confirms (1) that there currently are no affiliations between FCRD, on the one hand, and the Company and Acquisition Sub 2, on the other hand, and (2) that no termination fee would be payable to the investment adviser of either the Company or FCRD or to an affiliate of either such investment adviser (other than the Company or FCRD, respectively) pursuant to the Merger Agreement.

9.	Comment: Under “FCRD Reasons for the Mergers”, please revise “deliver operational synergies” to use plain English.

Response: The Company has revised the language to use plain English, as requested.

10.

Comment: In reference to the bullet point under “FCRD Reasons for the Mergers” stating “the commitment by Sun Life Assurance Company of Canada (“Sun Life”) to provide secondary-market support by purchasing $20 million of the combined company’s common stock via a share purchase program over time following the consummation of the Transaction”, please supplementally describe the commitment by Sun Life, including whether it is contractual. Also consider whether any disclosure should be added to the Registration Statement regarding risks should Sun Life not fulfill its commitment.

Response: The Company supplementally notes that Sun Life entered into an agreement with FCRD pursuant to which Sun Life contractually agreed to enter into a stock purchase program pursuant to which Sun Life and/or one of its affiliates will purchase at least $20 million of CCAP Common Stock within 24 months following consummation of the Mergers. The Company has added disclosure regarding potential risks should Sun Life not fulfill its commitment under “Risk Factors—The market price of CCAP Common Stock after the Mergers may be affected by factors different from those affecting CCAP Common Stock currently.”

Comparative Fees and Expenses

11.

Comment: As the CCAP Advisor’s waiver of incentive fees described in footnote 5 is non-contractual and less than one year, please remove such discussion from the footnotes to the Comparative Fees and Expenses table and include elsewhere in the document instead.

Response: As requested, the Company has removed the discussion of the non-contractual fee waiver from the footnotes to the Comparative Fees and Expenses table.

Risk Factors

12.	Comment: Please briefly discuss any differences in the risks associated with an investment in FCRD and an investment in the Company. See Item 3(c) to Form N-14.

Response: The Company respectfully submits that there are no material differences in the risks of the Company and FCRD.

Securities and Exchange Commission

December 22, 2022

General

13.

Comment: Under “The Mergers”, consider replacing “has shown” with “suggests” in the following statement: “Additionally, increasing consolidation in the BDC industry and the formation of several new large market entrants has shown that larger BDCs may have certain advantages, including cost efficiencies, increased trading volume and liquidity for stockholders.”

Response: The Company has revised the disclosure as requested.

14.	Comment: Please revise the tables under “Market Price Information” so that they reflect the same chronological ordering.

Response: As requested, the Company has revised the tables under “Market Price Information” to reflect the same chronological ordering.

15.	Comment: Consider whether “Business of CCAP” should also incorporate by reference to Part I, Item 1 of the Company’s Annual Report on Form 10-K.

Response: The Company has revised the disclosure under “Business of CCAP” in the Amendment to incorporate by reference Part I, Item 1 of the Company’s Annual Report on Form 10-K.

16.	Comment: Include the number of shares of CCAP Common Stock outstanding in the section titled “Control Persons and Principal Stockholders of CCAP” similar to the corresponding section for FCRD.

Response: As requested, the Company has revised the disclosure under “Control Persons and Principal Stockholders of CCAP” to include the number of shares of CCAP Common Stock outstanding.

17.	Comment: Please include the filing date of each FCRD filing incorporated by reference throughout the document similar to the corresponding disclosure for the Company.

Response: As requested, the Company has revised the disclosure throughout the document to include the filing date of each FCRD filing incorporated by reference.

18.	Comment: Please revise the first paragraph under “Experts” to more clearly state what time periods are covered by the applicable financial statements.

Response: As requested, the Company has revised the first paragraph under “Experts” to more clearly state the time periods covered by the applicable financial statements

19.	Comment: Please include a cover page for Part C to the Registration Statement.

Response: As requested, the Company has included a cover page for Part C in the Amendment.

20.	Comment: Please supplementally clarify the location of the Power of Attorney listed as Exhibit 16.

Securities and Exchange Commission

December 22, 2022

Response: The Company respectfully notes that the Power of Attorney is located in the paragraph in the middle of the signature page in the initial filing of the Registration Statement and will be incorporated by reference into the Amendment.

21.	Comment: Include the form of proxy card with the Amendment.

Response: As requested, the Company has filed the form of proxy card for the Special Meeting as an exhibit to the Amendment.

Accounting Comments

22.

Comment: Add disclosure regarding how the Company will account for the CCAP Advisor Cash Contribution in either the “Accounting Treatment” section of the Registration Statement or with the disclosure describing the merger consideration.

Response: As requested, the Company has added such disclosure to the section of the Amendment describing the CCAP Advisor Cash Contribution portion of the merger consideration.

23.	Comment: In the “Capitalization” section, add a separate column to the table that shows the adjustments, such as merger-related expenses, reflected in the “Pro Forma CCAP Combined” column.

Response: As requested, the Company has added a separate column to the table in the “Capitalization” section to show the adjustments reflected in the “Pro Forma CCAP Combined” column.

24.	Comment: In the tables under “Description of Capital Stock of FCRD” and “Description of CCAP’s Capital Stock”, remove the (3) from the final column or add the corresponding footnote.

Response: The Company respectfully submits that the headings of such tables match the requirements of Items 5 and 6 of Form N-14 (by reference to Item 10.5 of Form N-2) and that the “(3)” in the final column is a reference to the third column of such table. The Company has removed the superscript on the “(3)” in the table under “Description of Capital Stock of FCRD” and added “column” before “(3)” in both tables to help avoid confusion.

25.

Comment: Given that each of the Company and FCRD has filed its quarterly report on Form 10-Q for the quarter ended September 30, 2022, please update the disclosures throughout the Registration Statement, including the fees and expenses tables, to be as of September 30, 2022.

Response: As requested the Company has updated the disclosures throughout the Amendment, including the fees and expenses tables, to be as of September 30, 2022.

26.	Comment: Please hyperlink each instance where the Registration Statement incorporates by reference another filing. See Rule 411(d) of Regulation S-T.

Securities and Exchange Commission

December 22, 2022

Response: As requested, the Company has hyperlinked each instance where the Amendment incorporates by reference another filing.

27.

Comment: The consents filed with the initial filing of the Registration Statement will be stale after December 4, 2022. If the Registration Statement will be declared effective after such date, please file updated consents with Pre-Effective Amendment No. 1.

Response: As requested, the Company has filed updated consents of the independent registered public accounting firms with the Amendment.

28.

Comment: In connection with the supplemental information required by Rule 6-11 of Regulation S-X, please add disclosure confirming that (1) neither the Company nor FCRD will be required to reposition its portfolio prior to the Mergers and (2) there are no material differences in the accounting, taxation or valuation policies of the Company and FCRD

Response: As requested, the Company has added disclosure in the Amendment confirming that (1) neither the Company nor FCRD will be required to reposition its portfolio prior to the Mergers and (2) there are no material differences in the accounting, taxation or valuation policies of the Company and FCRD.

29.	Comment: Please include a statement in the disclosure designating an accounting and performance survivor.

Response: As requested, the Company has added a statement in the Amendment designating the Company as the accounting and performance survivor for consolidated financial reporting.

*     *    *    *    *

Securities and Exchange Commission

December 22, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Erin M. Lett of Kirkland & Ellis LLP at (202) 389-3353 or erin.lett@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-mail
Jason Breaux, Crescent Capital BDC, Inc. Christopher Healey, Simpson Thacher & Bartlett LLP Erin M. Lett, Kirkland & Ellis LLP